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                                                               Investor Contact:
                                                    The Investor Relations Group
                                               Lisa Lindberg/Dian Griesel, Ph.D,
                                                             Phone: 212-825-3210
                                                       Email: TheProTeam@aol.com
                                                              ------------------

                             [LETTERHEAD OF UNIGENE]

     Unigene Laboratories Adopts a Shareholder Rights Agreement to Protect
      Shareholder Value and Outlines Significant Revenue Drivers for 2003

         Fairfield, N.J., December 12, 2002 -- Unigene Laboratories, Inc. (OTCBB: UGNE) today announced that its board of directors has adopted a shareholder rights agreement to protect shareholders because it believes that the Company is significantly undervalued. The rights agreement is not being adopted in response to a specific takeover threat. Rather, the plan is being adopted to preserve the flexibility of the board to respond to any proposal made in the future.

         "We believe that this is the appropriate time to implement a rights plan that protects our shareholders," commented Warren Levy, President and CEO of Unigene. "Our company is significantly undervalued as evidenced by the important opportunities we are currently exploring and by our major accomplishments over the past several months including:

             . $150 million worldwide license agreement ($147 million in milestones remaining) plus royalties with GlaxoSmithKline for the development of oral parathyroid hormone--for a convenient, economical product with the potential to build bone for osteoporosis sufferers
             . $10 million U.S. license agreement ($7 million in milestones remaining) plus royalties with Upsher-Smith Laboratories for a nasal calcitonin product for osteoporosis--in a calcitonin market with third party nasal sales of $300 million annually
             .  Active discussions to license oral calcitonin
             . Active discussions to license nasal calcitonin in Europe and other territories outside the United States
             . Seeking regulatory approval to obtain exclusivity for cost-effective calcitonin products to be fully promoted in the Chinese market
             . Licensing opportunities for diabetes, cancer and incontinence peptides

         "We believe these events will be significant revenue drivers for 2003 and may generate sufficient revenue to meet our expected costs. The timely approval of our nasal calcitonin product in the United States may allow us to become profitable in 2004. Clearly our stock price does not reflect the value of these underlying opportunities for Unigene and accordingly we have adopted this rights agreement to protect our shareholders."

         Osteoporosis is a disease afflicting more than 200 million people worldwide and more than half of all Americans over the age of 50. United States sales of osteoporosis products currently exceed $3 billion and the problem is expected to grow as the worldwide population ages.

         Under the rights agreement, common stock purchase rights will be distributed as a dividend at the rate of one right for each share of common stock and shall be payable on December 30, 2002 to shareholders

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of record as of the close of business on such date. Each right entitles the holder to purchase from the Company one ten-thousandth of a share of common stock at an exercise price of $4.00 per right. Initially the rights will be attached to the Company's common stock and will not be exercisable.

         The rights become exercisable and will separate from the common stock
(i) ten calendar days after a person or group acquires beneficial ownership of fifteen percent (15%) or more of the Company's common stock, or (ii) ten business days (or a later date following such announcement as determined by the Company's board of directors) after the announcement of a tender offer or an exchange offer to acquire fifteen percent (15%) or more of the outstanding common stock. The rights are redeemable for $.00001 per right at the option of the Board of Directors at any time prior to the close of business on the tenth calendar day after a person or group acquires beneficial ownership of fifteen percent (15%) or more of the Company's common stock. If not redeemed, the rights will expire on December 30, 2012. Prior to the date upon which the rights would become exercisable under the rights agreement, the Company's outstanding stock certificates will represent both the shares of common stock and the rights, and the rights will trade only with the shares of common stock.

         Generally, if the rights become exercisable, then each stockholder, other than the stockholder whose acquisition has caused the rights to become exercisable, is entitled to purchase, for the exercise price, that number of shares of common stock that, at the time of the transaction, will have a market value of two times the exercise price of the rights. In addition, if, after the rights become exercisable, the Company is acquired in a merger or other business combination, or 50% or more of its assets, cash flow or earning power are sold, each right will entitle the holder to purchase, at the exercise price of the rights, that number of shares of common stock of the acquiring company that, at the time of the transaction, will have a market value of two times the exercise price of the rights. A more complete description of the rights agreement will be provided in the Company's Report on Form 8-K to be filed with the Securities and Exchange Commission.

About Unigene

Unigene Laboratories, Inc. is a biopharmaceutical company focusing on the oral and nasal delivery of large-market peptide drugs. Due to the size of the worldwide osteoporosis market, Unigene is targeting its initial efforts on developing calcitonin and PTH-based therapies. Unigene's patented oral delivery technology has successfully delivered, in preclinical and/or clinical trials, various peptides including calcitonin, PTH and insulin. Unigene's patented manufacturing technology is designed to cost-effectively produce peptides in quantities sufficient to support their worldwide commercialization as oral or nasal therapeutics.




Safe Harbor statements under the Private Securities Litigation Reform Act of 1995: This press release contains forward-looking statements as defined in
Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements are based upon Unigene Laboratories, Inc.'s management's current expectations, estimates, beliefs, assumptions, and projections about Unigene's business and industry. Words such as "anticipates," "expects," "intends," "plans," "predicts," "believes," "seeks," "estimates," "may," "will," "should," "would," "potential," "continue," and variations of these words (or negatives of these words) or similar expressions, are intended to identify forward-looking statements. In addition, any statements that refer to expectations, projections, or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. These forward-looking statements are not guarantees of future performance and are subject to certain risks, uncertainties, and assumptions that are difficult to predict. Therefore, our actual results could differ materially and adversely from those expressed in any forward-looking statements as a result of various risk factors. These risks and uncertainties include the risks associated with the effect of changing economic conditions, trends in the products markets, variations in Unigene's cash flow, market acceptance risks, technical development risks and other risk factors detailed in Unigene's Securities and Exchange Commission filings.